# STATEMENT OF FINANCIAL CONDITION

Tree Line Capital Markets, LLC
December 31, 2022
With Report of Independent Registered Public Accounting Firm
Filed as PUBLIC Information Pursuant Rule 17a-5(d) Under the
Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-70838 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 9/13/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tree Line Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Three Embarcadero Center
(No. and Street)

| San Francisco | California | 94111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Matthew Butler | 212-751-4422 | mbutler@dfppartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

| 14555 Dallas Parkway | Dallas | TX | 75254 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 659 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Frank Cupido _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tree Line Capital Markets, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 2025

Signature: _____

Title: _____
CEO

_Lori Alessi_
Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Tree Line Capital Markets, LLC
(A Limited Liability Company)

Financial Statement and Supplemental Information

December 31, 2022

# Contents



# Report of Independent Registered Public Accounting Firm

To the Member of
Tree Line Capital Markets, LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Tree Line Capital Markets, LLC (the Company) as of December 31, 2022, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Moss Adams LLP*

Dallas, Texas
February 28, 2023

We have served as the Company's auditor since 2022.

Tree Line Capital Markets, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2022

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 547,885 |
| Prepaid expenses | | 1,468 |
| | | |
| Total assets | $ | 549,353 |

**Liabilities and Members' equity**

| | | |
|---|---|---:|
| Accrued expenses and other liabilities | $ | 98,926 |
| Total liabilities | | 98,926 |
| | | |
| Member's equity | | 450,427 |
| | | |
| Total liabilities and Members' equity | $ | 549,353 |

*See accompanying notes to financial statement.*

Tree Line Capital Markets, LLC
(A Limited Liability Company)

Notes to Financial Statement

December 31, 2022

## 1. Organization

Tree Line Capital Markets LLC (the "Company") was formed on October 1, 2021 as a Delaware LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on September 13, 2022. The Company is a wholly owned subsidiary of Tree Line Capital Partners, LLC. The Company acts as a placement agent and assists firms in raising capital.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The accompanying financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

### Income Taxes

On September 13, 2022 the Company adopted ASU 2019-12 (Topic 740), which simplifies the accounting for legal entities not subject to tax. The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2021.

In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2022. The Company is subject to income tax examination by the Internal Revenue Service, and other jurisdictions, however there are currently no audits in progress.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

**Revenue Recognition**

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

*Significant Judgements*

Revenue from contracts with customers includes arrangement fees from debt financings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

*Arrangement Fees*

Revenue for arrangement fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. The Company believes that the closing date is the appropriate point in time to recognize revenue for arrangement fees as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the debt financing at that point.

*Contract Balances and Credit Losses*

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied. The Company has determined that no allowance for credit losses is necessary as of December 31, 2022 as there are no receivables outstanding as of December 31, 2022. The receivable balance at September 13, 2022 was $0. There was no deferred revenue as of September 13, 2022 or December 31, 2022.

## 3. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 12-1/2 percent of aggregate indebtedness (basic method). As of December 31, 2022, the Company had net capital of $448,959, which was $436,594 in excess of its required minimum net capital of $12,366. The Company's net capital ratio was 4.54 to 1. The Company was in compliance with such requirements. The Company will not make withdrawals that will render the Company net capital deficient.

## 4. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

## 5. Commitments and Contingencies

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2022

**6. Related-Party Transactions**

On August 4, 2022 the Company had entered into an administrative services agreement with the Parent. Under the terms of the agreement the Company is responsible for payment of its share of professional and administrative salaries, as well as a sublicense fee for office space and equipment. A related payable balance of $12,480 is included in accrued expenses and other liabilities in the Statement of Financial Condition.

**7. Subsequent Events**

The Company has evaluated subsequent events through February 28, 2023, the date as of which these financial statements were available to be issued and has determined that there are no additional subsequent events, occurring during such period that would require recognition or disclosure in these financial statements.